February 1, 2008

Mr. Juan Migone
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0402

RE:	Aces Wired, Inc.
Registration Statement on Form SB-2/A#6
Filed: February 1, 2008
File No. 333-138527

Dear Mr. Migone:

Today, February 1, 2008, we filed Amendment No. 6 to the subject Registration Statement on Form SB-2 (Amendment No. 6).

Amendment No. 6 includes our audited consolidated financial statements and the accompanying notes for our fiscal year ended October 28, 2007 and has otherwise been updated to the filing date, as applicable. Additionally, in Amendment No. 6, we believe we have addressed all of the applicable comments you previously presented to us concerning certain of the disclosures we made in the original and previously amended versions of the Registration Statement.

Please telephone the undersigned at 214-261-1966 if you have any questions or comments, or if we may be of any assistance during the course of your review of this filing.

Sincerely yours,

Christopher C. Domijan,
Executive Vice President and Chief Financial Officer

C:	Via facsimile (832) 397 8071
William T. Heller IV, Esq.
Thompson and Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002